FORM 6K

SECURITIES AND EXCHANGE COMMISSIONWashington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a – 16 or 15 d – 16under the Securities Exchange Act of 1934

For the month of July 2010

000-29880 (Commission File Number)

Virginia Mines Inc. 200-116 St-PierreQuebec City, QC, Canada G1K 4A7(Address of principal executive offices)

Virginia Mines Inc.

(Registrant)

Date: 08/25/2010

By: Noella Lessard

Name: Noella Lessard

Title: Executive Secretary

Exhibit 1

Technical Report and Recommendations 2010 Exploration Program, FCI Project, Québec MINES VIRGINIA INC. ODYSSEY RESOURCES LTD. May 2010

Prepared by: Isabelle Roy, B.Sc. P. Geo., Senior Project Geologist Virginia Mines Inc. And François Huot, Ph.D., P. Geo., Senior Project Geologist Virginia Mines Inc.

8 paper copies